

July 20, 2022

Robert Striar
Chief Executive Officer
Bull Horn Holdings Corp.
801 S. Pointe Drive, Suite TH-1
Miami Beach, Florida 33139

> **Re: Bull Horn Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 6, 2022**
> **File No. 333-265206**

Dear Mr. Striar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 28

1. We note your response to prior comment 8. We note the additional disclosures provided on page 29 related to these warrants. Please further expand your disclosures to explain your basis for not attributing any value to the assumed warrants to purchase 1,319,197 shares.

2. We note your response to prior comment 11. We remind you that Rule 11-01(a)(8) of Regulation S-X states that you should reflect transactions that have occurred or are probable of occurring. Based on the additional disclosures provided, including that Coeptis is in the process of performing its due diligence of the applicable assets and therefrom determining whether or not this transaction will be pursued, it is not clear how

you determined this transaction was probable. Please further advise or revise your disclosures as necessary.

3.   We note your response to prior comment 15. It appears that $1.75 million of deferred underwriting fees of the total $6.7 million transaction expenses were forgiven. It is not clear why there is an adjustment of $6.7 million to cash and how the forgiveness of this amount is reflected in your pro forma financial information. Please advise and revise your disclosures as necessary.

Closing Conditions, page 94

4.   We note your response to prior comment 21 and your revised disclosure on page 94 of the registration statement noting that you intend to qualify for listing on the Nasdaq Capital Market. Given the current trading price of Coeptis Therapeutics' stock, please tell us in a response how you anticipate meeting the $4.00 per share requirement. Additionally, please specify the precise Nasdaq listing standard that the combined company anticipates it will qualify under. If you anticipate that the combined company will qualify under the Nasdaq Capital Market equity standard, please explain how you plan to fulfill the requirement that the combined company have a two year operating history. If you intend to rely upon a different listing standard, please tell us which one and how you intend to qualify under that standard. Finally, please tell us whether you have engaged with Nasdaq in any discussions about whether the combined company would qualify for listing. If so, please tell us what information was shared between you and Nasdaq during those discussions.

5.   We also note your revised disclosure in response to prior comment 21 that Nasdaq listing is a closing condition that could be waived by the parties without recirculation or resolicitation unless you determine that such waiver would render the disclosure previously disclosed to Bull Horn's shareholders materially misleading. Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition were waived. Please include in your analysis why the holders of the public shares would not view the listing on Nasdaq as a material part of their voting decision or decision as to whether to exercise their redemption rights.

Description of Negotiation Process with Candidates Other Than Coeptis, page 98

6.   We note your response to prior comment 26 and your revised disclosure about how the PIPE market was less favorable in March 2022. Please provide further disclosure about how and why the PIPE market was "less favorable in March 2022 for companies such as Company D, compared to the market conditions in earlier 2022 and in 2021."

Description of Negotiation Process with Coeptis, page 99

7.   We note your response to prior comment 28 and your revised disclosure about how Bull Horn expanded its search to targets in various other industries. Please provide further disclosure regarding the other industries that Bull Horn explored and explain why Bull

Horn's management believed that a transaction with Coeptis provided a more compelling opportunity and created greater shareholder value than targets in other potential industries.

8.   We note your response to prior comment 30. Please provide further disclosure regarding the valuation negotiations between Bull Horn and Coeptis. For example, please disclose who proposed the valuation and how the parties agreed to the $175 million purchase price that was contemplated by the LOI.

Collaborations for Product Development - Research and Development
Vy-Gen Bio, Inc., page 180

9.   We note your disclosure that the CD38-GEAR-NK drug product candidate is designed to enable combination therapy with anti-CD38 mAbs. Please clarify whether Vy-Gen has entered into or is actively pursuing a license and/or collaboration/supply agreement with developers of anti-CD38 mAbs, or whether Vy-Gen will need such agreements to further develop or commercialize a combination therapy using CD38-GEAR-NK with anti-CD38 mAbs. Please include risk factor disclosure if appropriate. If you have determined that such agreements will not be necessary to further develop or commercialize such a combination therapy, please explain your reasoning.

Our Growth Strategy, page 182

10.   We note your response to prior comment 43 and your revised disclosure regarding Coeptis' relationship with Vy-Gen. Please provide further disclosure regarding the "active co-development role" set forth in the Co-Development and Steering Committee Agreement. For example, please describe the types of activities that the joint steering committee engages in and explain whether this committee has an active role in any research and development activities.

Financial Statements of Coeptis Therapeutics Inc.
Note 3 – License Right, page F-49

11.   Please expand your disclosures regarding the Co-Development Options to address the significant judgments made and your basis for these judgments in determining that these options have alternative future use and should be recorded as assets pursuant to ASC 730-10-25-2.

Exhibits
Exhibit 99.1 - Form of Proxy Card for Shareholders, page II-2

12.   We note the form of preliminary proxy card filed as Exhibit 99.1. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4. In your next amendment please mark your form of proxy card as preliminary. In addition, please revise the preliminary proxy card to clarify that the

Robert Striar
Bull Horn Holdings Corp.
July 20, 2022
Page 4

approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

You may contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua N. Englard, Esq.